Exhibit 23.2

Consent of Independent Public Accounting Firm

We consent to the use in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of Flotek Industries, Inc. of our report dated December 15, 2006, except for the change in the Company’s method of recognizing revenue for unbilled receivables in 2006 and 2005 as discussed in Note 13 which is as of March 9, 2007, relating to our audit of the balance sheets of Teal Supply Co. d/b/a Triumph Drilling Tools, Inc. as of September 30, 2006 and December 31, 2005 and the related statements of income, changes in stockholder’s equity, and cash flows for the nine months ended September 30, 2006 and the year ended December 31, 2005 incorporated herein by reference in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ Elms, Faris & Company, LLP

Midland, Texas

February 1, 2008